Exhibit 1.1

“ITAÚ CORPBANCA BYLAWS”

TITLE I

Name, Residence, Duration and Purpose.

ARTICLE ONE. The name of the special banking corporation will be “ITAÚ CORPBANCA” (the “Bank”), and for commercial and advertising purposes it may also use the names “BANCO ITAÚ” and “ITAÚ”.

ARTICLE TWO. The Bank will have its registered office in the city of Santiago, where its parent company or main office will operate, and will be free to open, operate and close agencies or branches inside or outside the country, with prior authorization from the corresponding authority, if applicable.

ARTICLE THREE. The duration of the Bank will be indefinite.

ARTICLE FOUR. The purpose of the Bank is to carry out activities and enter into all acts, contracts, transactions or business allowable under the General Banking Law and other applicable legal provisions and regulations.

TITLE II

Capital and Shares.

ARTICLE FIVE. The Bank’s capital is Ch$1,862,826,231,184 and is represented by 512,406,760,091 nominative, common shares with no par value, which are subscribed and paid as indicated in the First Transitory Article. At the Shareholders’ Meetings, each shareholder will have one vote for each share held or represented.

ARTICLE SIX. When a shareholder fails to pay all or part of the value of the shares subscribed by him/her in due time, the Bank may choose between: a) selling on the stock exchange—at the risk and expense of the defaulting shareholder—the number of shares necessary to pay off the outstanding balances and transfer expenses, reducing ownership to the amount of remaining shares; B) canceling the subscription in whole or in part and reducing ownership to the number of shares that are effectively resolved, selling the remaining shares on the stock exchange; and c) pursuing payment by ordinary or executive means over all assets of the defaulting shareholder.

ARTICLE SEVEN. The Bank does not acknowledge or admit fractions of shares. In the event that one or more shares belong to several people, the co-owners will be required to designate a proxy to act before the Bank in representation of all.

TITLE III

Administration.

ARTICLE EIGHT. The Bank will be managed by the Board of Directors, notwithstanding any powers that the legal, regulatory and statutory standards reserve for Shareholders’ Meetings.

ARTICLE NINE. The Board of Directors will be composed of eleven full members and two alternates. The Directors will hold their office for three years, may be re-elected indefinitely and will be renewed in full at the end of each term.

During its first meeting after the respective Ordinary Shareholders’ Meeting, the Board of Directors will appoint from among its members a Chairperson and Vice-Chairperson, who will also hold these roles in the Shareholders’ Meeting. Appointments will be made by absolute majority of the attending Directors with the right to vote and, if no one obtains absolute majority, the election will be repeated between the two directors obtaining the highest votes, and blank votes will be assigned to the person obtaining the higher number of votes. The Chairperson and Vice-Chairperson may be re-elected indefinitely.

In the event of one or more vacancies among the full Directors, at the first meeting, the Board of Directors will proceed to appoint substitute(s), who will remain in office until the next Ordinary Shareholders’ Meeting, where a definitive appointment will be made. The Director(s) thus appointed by the Ordinary Shareholders’ Meeting will hold office only for the remainder of the term in which the Director(s) required replacement. Until the Board appoints a substitute(s), the alternate Directors appointed by the Board of Directors will fill this position. If the post of alternate Director is vacant, the same procedure described above will be followed for designation of the substitute.

ARTICLE TEN. The Directors will be compensated for their duties and the amount of compensation will be fixed annually at the Ordinary Shareholders’ Meeting.

ARTICLE ELEVEN. The meetings of the Board of Directors will be called to order and valid with the attendance of an absolute majority of the Directors. Resolutions will be adopted by absolute majority of the attending Directors with right to vote, except in cases where these Bylaws or the Law require a special majority or quorum. In the event of a tie, the chairperson of the meeting will not cast the deciding vote.

Directors who are unable to attend physically are understood to participate simultaneously and permanently through technological means with the other directors.

Attendance and participation of Directors who participated through the aforementioned technological means in the Board meeting will be certified under the responsibility of the Chairperson, or whoever acts in his/her stead, and the Secretary of the Board of Directors. This fact will be documented in the relevant minutes.

ARTICLE TWELVE. The Board of Directors must meet at least once a month. Board meetings will be ordinary and extraordinary.

Ordinary meetings will be held at least once a month at the date, time and place previously agreed upon by the Board, and will not require a special summons. In the case of ordinary meetings of the Board of Directors, and without requiring a formal summons, the Chairperson or Vice-Chairperson will send each Director, at least ten business days prior to the respective ordinary Board meeting, a reminder of the date, time and place of the respective meeting and will attach an agenda of subjects to be discussed and any supporting material necessary. Any Director who requires the discussion of additional matters in such meetings must notify the Chairperson or Vice-Chairperson of such matters at least two working days prior to the meeting. However, even without such notice, if a matter is deemed urgent and important by a director, it can be addressed.

Extraordinary meetings will be held when specially summoned by the Chairperson, or by indication of one or more Directors, and summoned by means of a notice given at least five days in advance by the communication channel determined unanimously by the Board of Directors, provided they give reasonable assurance of their fidelity or, in the absence of determination of said means, by registered mail sent to each Director at least five days in advance.

The Chairperson may convene extraordinary emergency meetings of the Board of Directors through a special summons given at least one business day in advance by the communication channel determined unanimously by the Board of Directors, provided they give reasonable assurance of their fidelity or, in the absence of determination of said means, by means of a letter delivered personally to each Director by means of a notary public or the respective Chilean consul if any Director resides outside Chile. In addition, at least one business day in advance, and without constituting an additional formality of summons, the Chairperson or Vice-Chairperson will notify each of the Directors by telephone and by e-mail or fax, indicating in reasonable detail the nature of the emergency. The summons to an extraordinary meeting may be omitted if all Bank Directors are unanimously present.

Extraordinary meetings may only deal with matters specifically identified in the summons.

ARTICLE THIRTEEN. The Board of Directors represents the Bank judicially and out-of-court and for the fulfillment of the corporate purpose, a circumstance that does not need to be proven in any way to third parties. It will be invested with all powers of administration and provision that the law or these Bylaws do not establish as exclusive to the Shareholders’ Meeting, without requiring the granting of any special power, even for those acts or contracts for which the laws require such. This does not compete with the legal representation of the company by the Chief Executive Officer in accordance with the provisions of Law number 18,046 on corporations. The Board of Directors may confer mandates and delegate part of its powers to the Bank’s key executives, managers, deputy managers or legal counsel, to a director or one or more directors’ commissions and, for specific purposes, to other people.

TITLE IV

Chairperson and Vice Chairperson

ARTICLE FOURTEEN. The Bank Chairperson will have the special duties and obligations conferred on him/her by the laws, regulations and these Bylaws. The Chairperson, or whoever acts in his/her stead, will not cast the deciding vote.

ARTICLE FIFTEEN. In case of absence or impossibility of attendance of the Bank Chairperson, s/he will be replaced by the Vice Chairperson or, in the absence thereof, by the Director appointed by the Board of Directors for that purpose.

TITLE V

Chief Executive Officer

ARTICLE SIXTEEN. The Bank will have a Chief Executive Officer who will be appointed by the Board of Directors, which will determine his/her attributions and duties.

The Chief Executive Officer will be responsible for the legal representation of the company, and will be legally vested with the powers established in both paragraphs of Article 7 of the Code of Civil Procedures, and will have the right to voice in Board of Directors’ meetings in which s/he participates. S/he will be responsible, along with Board members, for all agreements that may be detrimental to the Bank and shareholders, unless the minutes record an opinion to the contrary.

ARTICLE SEVENTEEN. The Board of Directors may appoint one or more Officers, assigning their attributions and duties.

ARTICLE EIGHTEEN. The Board of Directors must appoint one or more people who individually act in the absence of the Chief Executive Officer.

TITLE VI

Shareholders’ Meetings.

ARTICLE NINETEEN. Shareholders will meet in Ordinary and Extraordinary Meetings.

Ordinary Meetings will be held once a year, within the first four months, to make determinations on the subjects of their knowledge.

Extraordinary Meetings may be held at any time, when so required by corporate needs, to decide on any matter that the Law or the Bylaws submit to the Shareholders’ Meetings and whenever such matters are indicated in the corresponding summons.

When an Extraordinary Meeting must decide on matters normally specific to an Ordinary Meeting, their terms of operation and agreement will be subject, as appropriate, to the quorums applicable to this last class of Meetings.

ARTICLE TWENTY. The Meetings will be summoned by the Bank’s Board of Directors.

Meetings will be constituted in the first summons—unless the law or these Bylaws establish higher majorities—with an absolute majority of shares issued with right to vote and, in the second summons, with those present or represented by proxy, whatever their number, and resolutions will be adopted by absolute majority of the shares present or represented by proxy with voting rights, except for those matters that by law require a special quorum.

ARTICLE TWENTY ONE. In the elections held at Meetings, each shareholder may accumulate his/her votes in favor of a single person or distribute them in the form s/he deems appropriate, and the candidate(s) who receive the highest number of votes in a single election will be proclaimed elected, until all seats are filled. However, alternate Directors will be elected in a separate vote from that of full Directors.

TITLE VII

Balance Sheet, Financial Statements and Profit Sharing.

ARTICLE TWENTY TWO. On December 31 of each year, the Bank will draw up a Balance Sheet.

ARTICLE TWENTY THREE. At the proposal of the Board of Directors and in proportion to shares held, the Bank will distribute annually as cash dividend to its shareholders at least thirty percent of the net profits of each year. However, dividends may not be distributed if a portion of the capital has been lost, until the loss has been repaired, or in the event that the Bank violates any of the equity requirements required by the General Banking Law.

TITLE VIII

Administration Oversight.

ARTICLE TWENTY FOUR. The Annual Shareholders’ Meeting will annually appoint an external audit firm governed by Title XXVIII of Law No. 18,045 for the purpose of examining the Bank’s accounting, inventory, balance sheet and other financial statements and it is required to provide written notification to the next Ordinary Shareholders’ Meeting of the fulfillment of its mandate.

TITLE IX

Dissolution and Liquidation.

ARTICLE TWENTY FIVE. The Bank will be dissolved by an agreement adopted by the Extraordinary Shareholders’ Meeting, approved by the Superintendency of Banks and Financial Institutions and by other causes established by law, including the decision of the Superintendency of Banks and Financial Institutions to decree its liquidation in the exercise of its powers. Liquidation will be practiced as established by law. The aforementioned is notwithstanding the content of Title XV of the General Banking Law.

TITLE X

Jurisdiction.

ARTICLE TWENTY SIX. All disputes or differences deriving from or relating to the Bylaws will be submitted for the knowledge and decision of a mixed arbitrator, who will interpret the Bylaws, will rule in accordance with the laws of the Republic of Chile and will process the outcome in keeping with the standards and procedures deemed appropriate by the same parties by mutual agreement, or in their absence, those determined by the same arbitrator. This arbitration is internal, and the guidelines on international business arbitration are not applicable.

The parties will designate the arbitrator by mutual agreement. In the absence of an agreement of the parties, the appointment will be made by the Santiago Ordinary Courts of Justice. In this case the status of arbitrator will be appointed to a person who has served as attorney for the Santiago Court of Appeals or the Supreme Court for a period of no less than one year. The lack of agreement will be presumed by the request made by either party to the Courts of Justice, requesting the appointment of the arbitrator. For appointment of the arbitrator, the parties are subject to the jurisdiction of the ordinary courts of justice with a seat in the District of Santiago.

Arbitration will take place in Santiago, Chile and the language that will be used for arbitration will be Spanish.

TITLE XI

General Provisions.

ARTICLE TWENTY SEVEN. In matters where these Bylaws are silent, the provisions of the General Banking Law contained in the Decree with Force of Law number three (1997) and its modifications will apply, and in their absence, the provisions applicable to public corporations under Law No. 18,046 on Corporations and their Regulations will apply, where these can be reconciled or do not contravene the General Banking Law.

TRANSITORY ARTICLES

TRANSITORY ARTICLE ONE. Subscription and Payment of Capital.- The capital of the Bank is the sum of Ch$1,862,826,231,184 divided into 512,406,760,091 nominative, common shares with no par value, which are subscribed and paid as follows:

a) In the amount of Ch$1,182,983,264,719, divided into 340,358,194,234 shares, corresponding to the Bank’s subscribed and paid-in capital as of June 26, 2015. This amount includes acknowledgment as capital of the highest placement value resulting from previous capital increases for Ch$401,424,086,159 approved at the Bank’s Extraordinary Shareholders’ Meeting held on June 26, 2015 (hereinafter also referred to as the “Meeting”);

b) In the amount of Ch$679,842,966,465, divided into 172,048,565,857 shares, to be issued once only, with a charge to the capital increase approved at the Meeting, to be exchanged, as indicated below, as a result of the Merger of Corpbanca with Banco Itaú Chile (hereinafter also referred to as the “Absorbed Bank”), by incorporation of the Absorbed Bank into the Bank, which, through the merger, will acquire all its assets, rights, authorizations, permits, obligations and liabilities, in accordance with the provisions of Article 99 of the Law on Corporations (hereinafter also referred to as the “Merger”).

The aforementioned 172,048,565,857 shares will be referred to as “Itaú Corpbanca-B” for the purpose of making, materializing and perfecting the Merger and exchange, unless dividends charged to the profits for the year 2015 of said shares are paid before the merger materializes. In this case such shares will be born directly as “Itaú Corpbanca” without series distinction and will have no difference from the other shares issued by the merged bank. If these dividends are not paid at the time of the merger, then these shares, as indicated, will be “Itaú Corpbanca-B” and once the dividends are paid, such shares will be automatically converted into “Itaú Corpbanca” and will have no difference from the other shares issued by the merged bank.

In exchange for each share of that bank they hold, the shareholders of the Absorbed Bank will receive as many Bank shares as result from applying the formula indicated.

This exchange ratio will result from applying the following formula (also referred to as the “Exchange Formula”) at the time the Merger materializes:

X = 172,048,565,857 / (1,433,690 + Y ).

Where:

X = Number of shares of the Merged Bank that each Absorbed Bank shareholder is entitled to, as indicated, for each share held in it; and

Y = The sum total of the new shares of Banco Itaú Chile that are effectively charged to capital increases approved at the Extraordinary Shareholders’ Meetings held on May 28, 2014 and November 13, 2014, and/or any other capital increase that this bank can agree on at a later date and that allows a cash contribution, in addition to those already contributed in April 2014 in the amount of $53,872 million, the equivalent amount in pesos to US$652 million.

On the occasion of the Merger, the Absorbed Bank’s entire equity and shareholders will be incorporated into the Bank, as well as all of its rights and responsibilities, and the Absorbed Bank will be legally dissolved. Thus, as a result of the merger, and for all intents and purposes, it will be understood that Corpbanca will be the legal successor of Banco Itaú Chile.

In connection with the exchange of shares resulting from the Merger, the cited 172,048,565,857 shares are fully subscribed and paid for by the merger of all assets, liabilities and equity of the Absorbed Bank, merged into Corpbanca.

The merger is made on the basis of the merger agreement reflected in the Transaction Agreement dated January 29, 2014, as amended on June 2, 2015, in the financial statements of Corpbanca and Banco Itaú Chile, as of December 31, 2014, duly audited; and in the merger expert report dated April 29, 2015, with its appendices, prepared by independent expert Mr. Alejandro Cerda Gallardo, member of the firm KPMG Auditores Consultores Limitada, with values as of December 31, 2014.

The Bank will maintain the tax values of the assets and liabilities of the Absorbed Bank, in the same terms as those in the Absorbed Bank, in accordance with the provisions of Article 64 of the Tax Code, in order to prove compliance with all standards contained in the Income Tax Law, such as depreciation, price-level restatement, determination of goodwill at the time of transfer, as well as other applicable rules.

In addition, in keeping with the provisions of Article 69 of the Tax Code, the Bank will be jointly and severally liable to pay all taxes owed or to be owed by the Absorbed Bank

TRANSITORY ARTICLE TWO. Effects of the Merger.- Let it be stated for the record that the Merger, as well as amendments to the bylaws and other related matters approved at the Ordinary Shareholders’ Meeting, will produce their effects — except for the distribution of profits for the year 2015, which will produce their effects immediately—on the date of the last of the following copulative conditions precedent: /a/ when the shareholders of Banco Itaú Chile approve - at the Extraordinary Shareholders’ Meeting - the Merger; /b/ when a number of shares are effectively placed, with a charge to the capital increases approved at the Extraordinary Meetings of Shareholders of the Absorbed Bank held on May 28, 2014 and November 13, 2014, and/or others that may be agreed upon in the future, from the Absorbed Bank, which enable, in conjunction with those already contributed in April 2014 for the sum of $53,872 million, cash provision of the sum equivalent in pesos to US$652 million; and /c/ when the Superintendency of Banks and Financial Institutions (hereinafter also referred to as the “SBIF”) approves, by means of the corresponding resolution, the Merger and the amendments to the bylaws approved at the Extraordinary Meetings of Shareholders of Corpbanca and Banco Itaú Chile, entered into on June 26, 2015 and June 30, 2015, respectively, in accordance with the terms and conditions agreed upon at the Extraordinary Shareholders’ Meetings and /d/ when the other acts and conditions determined by the SBIF have been met in relation to the integration of both banks. These conditions cannot be waived.

In any case, the Merger will not take effect before January 1, 2016 or after May 2, 2016.

The profit distribution agreement for the fiscal year 2015 will take effect from the date of the agreement adopted for that purpose at the Extraordinary Shareholders’ Meeting held on June 26, 2015.

As to the effects of the Merger on the results obtained for the year ended December 31, 2015, by the merging banks, these will be distributed separately to the shareholders of each bank according to the following rules: /i/ 50% of the profits obtained by Banco Itaú Chile in 2015 will correspond to shares issued by said bank if, on the fifth business day prior to the distribution, the Merger has not yet taken effect. On the other hand, if the merger has taken effect on the fifth business day prior to such distribution, the dividends will correspond to the holders of the “Itaú Corpbanca - B” shares received as a result of the exchange; /ii/ 50% of the profits obtained by Corpbanca in fiscal year 2015 will correspond to the 340,358,194,234 shares issued by that bank. In addition, these shares will be entitled to profits for the equivalent in pesos to 124,105 UF (Chilean indexed currency), also charged to 2015. Shareholders of the aforementioned 340,358,194,234 shares will be entitled to receive all such dividends at midnight of the fifth business day prior to the distribution date, that is, ordinary shares of the Bank that are not “Itaú Corpbanca - B”; /iii/ for these purposes, at the Ordinary Shareholders’ Meeting of 2016 of the merged bank - or at the Ordinary Shareholders’ Meetings of 2016 of both banks separately, if the Merger has not yet produced effects—the annual reports, balance sheets and financial statements of Corpbanca and Banco Itaú Chile corresponding to fiscal year 2015, and the respective proposals for dividend distribution will be submitted separately for approval; and /iv/ the profits referred to in subparagraphs /i/ and /ii/ above may be distributed at any time, before or after the Merger materializes, and the rest of the profits obtained during 2015 will be part of the assets of the merged bank.”

I hereby certify that this is a current copy of the bylaws of the company Itaú Corpbanca, and that the information regarding its incorporation and modifications are current.

Santiago, April 2016.-

    /s/    Milton Maluhy Filho

Milton Maluhy Filho

Chief Executive Officer

Itaú Corpbanca